Filed Pursuant to Rule 433

Registration No. 333-195697

WELLS FARGO & COMPANY

TERM SHEET

Subordinated Medium-Term Notes, Series O

Issuer:	Wells Fargo & Company (“Issuer” or “WFC”)

Issue:	3.874% Subordinated Medium-Term Notes, Series O (the “Notes”) due May 21, 2025 issued pursuant to a Prospectus dated May 5, 2014 as supplemented by a Prospectus Supplement dated May 30, 2014, Pricing Supplement dated May 13, 2015 and a Canadian Offering Memorandum dated May 13, 2015.

Expected Ratings:	DBRS: AA(low) Moody’s: A3 S&P: A

Principal Amount:	C$1 billion

Issue Price:	C$100.00

Price Date:	May 13, 2015

Settlement Date:	May 21, 2015 (T+5); due to the occurrence of a non-business day in Canada.

Maturity Date:	May 21, 2025

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is shorter than a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Coupon:	3.874%

Issue Spread:

+208 bps over the GoC Curve (CAN 2.5% 1JUN24 & CAN 2.25% 1JUN25)

+208 bps minus a curve adjustment of 0.3 bps plus a delay adjustment of 0.1 bps over the CAN 2.25% 1JUN25 (priced at $104.15, to yield 1.796%)

Yield:	3.874%

Interest Payment Dates:	The Notes will bear interest from the settlement date up to, but excluding, May 21, 2025 at a fixed annual rate of 3.874%, payable in equal semi-annual instalments on May 21 and November 21 in each year, with the first payment of interest due on November 21, 2015 and the last payment of interest due on May 21, 2025.

Subordination:	The Notes will rank equally with all of the Issuer’s other subordinated notes and, together with such other subordinated notes, will be subordinated to all of the Issuer’s existing and future Senior Debt, as defined under “Description of Debt Securities—Subordination” in the prospectus. In addition, holders of the notes may be fully subordinated to interests held by the U.S. government in the event that WFC enters into a receivership, insolvency, liquidation or similar proceeding.

Sales Restrictions:	This issue is available in each of the provinces of Canada only as a private placement to investors that are certain categories of “accredited investors” and in certain circumstances that are also “permitted clients” each as set out in the Canadian Offering Memorandum. Resales in Canada will only be permitted pursuant to an exemption from the prospectus requirements of applicable provincial securities laws.

Form of Notes:	The Notes will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”).

Denomination:	The Notes will be denominated in Canadian dollars with minimum denominations of C$5,000 and integral multiples of C$1,000 in excess thereof. Payments on the Notes will be made in Canadian dollars. If Canadian dollars are unavailable for a payment on the Notes due to circumstances beyond the Issuer’s control, payments on the Notes will be made in U.S. dollars.

Business Day:	Toronto and New York

Syndicate:	RBC Dominion Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc. and TD Securities Inc. (Joint Bookrunners) CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc. and Scotia Capital Inc. (Co-Managers)

CUSIP / ISIN:	949746RQ6 / CA949746RQ67

Method of Distribution:	Underwritten

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling RBC Dominion Securities Inc. at 416-842-6311, Wells Fargo Securities, LLC at 800-326-5897, BMO Nesbitt Burns Inc. at 416-359-6574 or TD Securities Inc. at 800-263-5292.